UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-38294

TORM plc

Office 105, 20 St Dunstan’s Hill, London, United Kingdom, EC3R 8HL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated April 9, 2024, announcing that the Company has increased its share capital by 255,200 Class A common shares, par value $0.01 per share (“Class A common shares”), as a result of the exercise of a corresponding number of Restricted Stock Units.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company, dated April 9, 2024, announcing the report of transactions in Company securities by directors and executive officers and their closely associated persons whereby Jacob Balslev Meldgaard, Chief Executive Officer, exercised 255,200 Restricted Stock Units.

Attached to this Report on Form 6-K as Exhibit 99.3 is a copy of the press release of the Company, dated April 9, 2024, announcing the report of transactions in Company securities by directors and executive officers and their closely associated persons whereby Göran Trapp, a member of the Board of Directors, sold 6,410 Class A common shares.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: April 9, 2024

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer